Exhibit 99.17

Linear Gold Announces

Completion of $25.0 Million Financing

March 1, 2007 Halifax, Nova Scotia – Linear Gold Corp. (LRR.TSX) is pleased to announce that it has closed its previously announced brokered private placement of 4,000,000 Units at a price of $5.00 per Unit.  An underwriters’ option for the purchase of a further 1,000,000 Units was fully exercised resulting in aggregate gross proceeds of $25,000,000.  Each Unit consists of one common share and one-half of one common share purchase warrant.  Each whole warrant will entitle the holder to acquire a common share at a price of $5.50 for a period of 24 months following the closing date.

The maximum number of common shares of the Company issuable pursuant to the Offering (assuming that all warrants issuable under the Offering are exercised) will be 7,950,000 common shares, an amount that is equal to 35.8% of the Company’s issued and outstanding capital of 22,207,981 common shares (before giving effect to the private placement) (the “Current Capital”).  As announced in the Company’s February 22, 2007 news release, the Company has relied on Section 604(d) of the Company Manual, which creates an exemption from shareholder approval for private placements exceeding 25% of the Current Capital where the TSX is provided with written evidence that holders of more than 50% of the issuer's voting securities are familiar with the terms of the proposed transaction, and are in favour of it, and where the issuer issues a press release at least five business days in advance of the closing disclosing the material terms of the transaction and states that the issuer is relying on the exemption created by Section 604(d) of the Company Manual.

Net proceeds of the offering will be used to advance the exploration of the Company’s portfolio of exploration properties, including the Ixhuatan Project, and for general corporate purposes.

In connection with the private placement, the underwriters received a cash commission equal to 6.0% of the gross proceeds of the offering. In addition, the underwriters were granted broker warrants exercisable for an aggregate of 300,000 Units of the Company at an exercise price of $5.00 per Unit until March 1, 2009.

The common shares and warrants, the broker warrants, and the securities underlying the warrants and the broker warrants will be subject to a statutory hold period until July 2, 2007.

Sprott Securities Inc. led a syndicate that included Orion Securities Inc. and Haywood Securities Inc.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or exemption from the registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES

OR FOR DISSEMINATION IN THE U.S.

For further information contact:

Linear Gold Corp.

Wade K. Dawe President

(902) 422-1421

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking statements”.  Such forward-looking statements, especially those that address resource quantities, grades, and contained metals, are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies.  Where the company expresses or implies an expectation as to future events or results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis for the statement.  However, forward-looking statements are subject to risks and uncertainties which could cause actual results to differ significantly from future results expressed, These risks include, but are not limited to, metal price volatility, political and operational risks in the countries where we operate, and a degree of uncertainty in connection with evaluating a deposit until the deposit has been extensively drilled on closely spaced centres.